FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1    Employee Share Option Scheme dated 19 April 2004
No.  2    FRN Variable Rate Fix dated dated 19 April 2004
No.  3    Doc re. Pricing Supplement dated 20 April 2004
No.  4    FRN Variable Rate Fix dated 20 April 2004
No.  5    FRN Variable Rate Fix dated 20 April 2004
No.  6    FRN Variable Rate Fix dated 20 April 2004
No.  7    FRN Variable Rate Fix dated 20 April 2004
No.  8    FRN Variable Rate Fix dated 20 April 2004
No.  9    FRN Variable Rate Fix dated 20 April 2004
No.  10   FRN Variable Rate Fix dated 20 April 2004
No.  11   FRN Variable Rate Fix dated 20 April 2004
No.  12   FRN Variable Rate Fix dated 21 April 2004
No.  13   FRN Variable Rate Fix dated 22 April 2004
No.  14   FRN Variable Rate Fix dated 23 April 2004
No.  15   FRN Variable Rate Fix dated 23 April 2004
No.  16   Employee Share Option Scheme dated 23 April 2004

Document No. 1

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 16 April 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 5,200 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 2,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,535,269 Shares representing 1.31% of the Company's issued share capital.

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 400,000,000.00
    MATURING: 16-Jan-2007
    ISSUE DATE: 16-Jan-2004
    ISIN: XS0183743151

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2004 to 16-Jly-2004 HAS BEEN FIXED AT 4.445000 PCT.

INTEREST PAYABLE VALUE 16-Jly-2004 WILL AMOUNT TO
GBP 11.05 PER GBP 1,000.00 DENOMINATION.
GBP 110.52 PER GBP 10,000.00 DENOMINATION.
GBP 1,105.18 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 3

Pricing Supplement
Issuer:                        Northern Rock Plc
Series Number                  317
Description:                   GBP5,000,000
Currency/ Principal Amount:    Pounds Sterling
Issue Price:                   100.00 per cent
Specified Denomination         GBP100,000
Issue Date:                    6 April 2004
Maturity Date:                 September 2007
ISIN:                          XS0190102870

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 4,100,000.00
    MATURING: 15-Oct-2007
    ISSUE DATE: 16-Oct-2002
    ISIN: XS0156549296

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2004 to 16-Jly-2004 HAS BEEN FIXED AT 4.500000 PCT.

INTEREST PAYABLE VALUE 16-Jly-2004 WILL AMOUNT TO
GBP 11.22 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No. 5

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 17-Jan-2005
    ISSUE DATE: 01-Oct-2002
    ISIN: XS0155313397

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2004 TO 19-Jly-2004 HAS BEEN FIXED AT 4.458750 PCT

INTEREST PAYABLE VALUE 19-Jly-2004 WILL AMOUNT TO:
GBP 111.16 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 985,000.00
    MATURING: 18-Oct-2004
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381215

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2004 TO 19-Jly-2004 HAS BEEN FIXED AT 4.318750 PCT

INTEREST PAYABLE VALUE 19-Jly-2004 WILL AMOUNT TO:
GBP 10.77 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 10,000,000.00
    MATURING: 18-Jly-2005
    ISSUE DATE: 18-Jly-2003
    ISIN: XS0172778986

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2004 TO 19-Jly-2004 HAS BEEN FIXED AT 4.428750 PCT

INTEREST PAYABLE VALUE 19-Jly-2004 WILL AMOUNT TO:
GBP 5,505.69 PER GBP 500,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 8

RE: NORTHERN ROCK PLC
    GBP 25,000,000.00
    MATURING: 16-Jly-2009
    ISSUE DATE: 16-Jan-2004
    ISIN: XS0183579415

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2004 TO 16-Jly-2004  HAS BEEN FIXED AT 4.500000 PCT

INTEREST PAYABLE VALUE 16-Jly-2004 WILL AMOUNT TO:
GBP 11.22 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 9

RE: NORTHERN ROCK PLC
    GBP 1,000,000.00
    MATURING: 16-Jan-2007
    ISSUE DATE: 16-Jan-2004
    ISIN: XS0183578953

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2004 TO 16-Jly-2004  HAS BEEN FIXED AT 4.450000 PCT

INTEREST PAYABLE VALUE 16-Jly-2004 WILL AMOUNT TO:
GBP 11.09 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 10

RE: NORTHERN ROCK PLC
    GBP 4,100,000.00
    MATURING: 18-Oct-2004
    ISSUE DATE: 25-Oct-1999
    ISIN: XS0103538822

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2004 TO 19-Jly-2004 HAS BEEN FIXED AT 4.368750 PCT

INTEREST PAYABLE VALUE 19-Jly-2004 WILL AMOUNT TO:
GBP 108.62 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 11

RE: NORTHERN ROCK PLC
    GBP 100,000,000.00
    MATURING: 19-Jan-2005
    ISSUE DATE: 19-Jly-2002
    ISIN: XS0151685103

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Apr-2004 TO 19-Jly-2004 HAS BEEN FIXED AT 4.428750 PCT

INTEREST PAYABLE VALUE 19-Jly-2004 WILL AMOUNT TO:
GBP 1,101.14 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 12

RE: NORTHERN ROCK PLC
    GBP 938,000.00
    MATURING: 20-Oct-2008
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381306

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Apr-2004 TO 20-Jly-2004 HAS BEEN FIXED AT 4.439380 PCT

INTEREST PAYABLE VALUE 20-Jly-2004 WILL AMOUNT TO:
GBP 11.07 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 13

RE: NORTHERN ROCK PLC
    HKD 400,000,000.00
    MATURING: 22-Jan-2007
    ISSUE DATE: 21-Jan-2004
    ISIN: XS0184384534

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Apr-2004 TO 21-Jly-2004 HAS BEEN FIXED AT 0.243130 PCT.

INTEREST PAYABLE VALUE 21-Jly-2004 WILL AMOUNT TO:
HKD 606.16 PER HKD 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 14

RE: NORTHERN ROCK PLC
    GBP 13,000,000.00
    MATURING: 22-Apr-2009
    ISSUE DATE: 22-Oct-2003
    ISIN: XS0178883152

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
22-Apr-2004 TO 22-Jly-2004 HAS BEEN FIXED AT 4.510000 PCT.

INTEREST PAYABLE VALUE 22-Jly-2004 WILL AMOUNT TO:
GBP 11.24 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 15

RE: NORTHERN ROCK BUILDING SOCIETY
    EUR 10,000,000.00
    MATURING: 26-Apr-2007
    ISSUE DATE: 26-Apr-2000
    ISIN: XS0110472460

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26-Apr-2004 TO 26-Jly-2004 HAS BEEN FIXED AT 2.239000 PCT.

INTEREST PAYABLE VALUE 26-Jly-2004 WILL AMOUNT TO:
EUR 5,659.69 PER EUR 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No. 16

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 23 April 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 4,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 2,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,529,019 Shares representing 1.31% of the Company's issued share capital.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  26 April 2004            By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary